FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02045868

Report of Foreign Issuer

Pursuant to Rule 13a-16 of the Securities Exchange Act of 1934

For 2 July 2002
Commission File Number 0-30358

Ebookers plc
(Name of Registrant)

25, Farringdon St, LONDON, EC4A 4AB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable.

Enclosure: Page

Granting of share options to New Director

CRGA

Form 6K

EBOOKERS – GRANTING OF SHARE OPTIONS TO NEW DIRECTOR

London, England – 2 July, 2002 ebookers plc, Europe's leading online travel agency (LSE: EBR, Nasdaq: EBKR; Neuermarkt, eb6) today announces the granting of the following share options to Nigel Addison Smith, board member and Chief Financial Officer, who joined ebookers plc on Friday 31st May.

The following options were granted on Monday 1st July 2002:

Approved options	Exercise price	Unapproved options	Exercise price	Date exercisable from
2,650	£2.825	35,000	£2.150	29/06/2003
2,650	£2.825	35,000	£2.150	29/06/2004
2,650	£2.825	35,000	£2.500	29/06/2005
2,650	£2.825	35,000	£2.500	29/06/2006

The total number of options granted is 150,600.

These options refer to ebookers plc Ordinary Shares with a nominal value of 14p, as traded on the London Stock Exchange (ISIN GB0030375991).

One American Depositary Receipt (ADR) - as traded on the Nasdaq and Neuer Markt in Germany - is equivalent to two ordinary shares.

For further information:

ebookers plc
Oliver Strong +44 (0) 20 7489 2239
oliver.strong@ebookers.com +44 (0) 7771 934 153

About ebookers plc

ebookers plc is a leading pan-European online European travel agency offering complete one-stop, online shopping with a host of travel products and services, including negotiated discount airfares with 120 airlines, and discounts with over 20,000 hotels worldwide. ebookers plc and its subsidiaries sell to customers in the following eleven countries: Denmark, Finland, France, Germany, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the UK. The company completed its initial public offering in November 1999 listing on Nasdaq and the Neuer Markt in Frankfurt, Germany. In April 2001, ebookers plc listed on the London Stock Exchange.

Forward Looking Statements

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ebookers plc

Dated: July 3, 2002

Dinesh Dhamija
Chief Executive Officer